2/19

Follow-Up Materials

04012947

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

FEB 19 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4478 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/19/04

82-4478

04 FEB 19 AM 7:21

CANADIAN
WESTERN
BANK

ARIS
10-31-03

ANNUAL INFORMATION FORM

January 7, 2004

CANADIAN WESTERN BANK
ANNUAL INFORMATION FORM
JANUARY 7, 2004

Distribution Notice
When this form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents incorporated into it by reference.

Portions of the Annual Information Form (**"AIF"**) are disclosed in the following documents which are incorporated by reference into the AIF:
(i) Annual Report for the year ended October 31, 2003 ("Annual Report")
(ii) Management Proxy Circular dated as of January 7, 2004 ("Proxy Circular")

Forward-looking Statements
From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

Financial Data
Unless otherwise noted, all information is given at, or for, the fiscal year ended October 31, 2003. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

CORPORATE STRUCTURE

Canadian Western Bank (the Bank) is a Schedule I chartered bank under the Bank Act (the Act). The Bank was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). Canadian Western Bank has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Act is the charter of the Bank and governs its operations. The Bank's head office is located at Canadian Western Bank Place, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

The Act also provides for the appointment of a Superintendent of Financial Institutions who is responsible to the Minister of Finance Canada for the administration of the Act. It is the Superintendent's duty to examine and enquire into the business and affairs of each bank governed by the Act, to ensure that its provisions, having regard to the protection of the interests of the depositors, creditors and shareholders of the banks are being observed and that the banks are in sound financial condition. The Superintendent performs an annual inspection and submits his report to the Minister of Finance thereafter.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Bank is the ninth largest publicly traded Canadian Schedule I chartered bank as ranked in terms of total assets and it operates only in Canada. From 2000 to 2003 the Bank's total assets have grown by over $1.3 billion to $4.3 billion at October 31, 2003. Since 2000 an internal loan growth rate averaging 11% has been achieved. The Bank and Canadian Western Trust Company ("CWT"), a wholly owned subsidiary, offer a comprehensive range of personal and commercial banking and trust services.

For the year ended October 31, 2003 the Bank's effective tax rate was approximately 36% (39% on a taxable equivalent basis) compared to 35% in fiscal 2002 and 33% in fiscal 2001, excluding the effect of future income tax rate changes on future income tax assets.

Significant Acquisitions or Dispositions

There were no significant acquisitions or dispositions that occurred during the year ended October 31, 2003.

Trends

Legislation to reform the policy framework for Canada's financial services sector was enacted in October 2001. The legislation eliminates the current restriction on ownership of smaller banks, such as Canadian Western Bank, from the existing maximum of 10% ownership by any one investor, subject to a determination by its board that it would be in the best interests of the institution and subsequent application to the Minister of Finance for approval. Although the impact on the Bank remains uncertain, this change broadens the Bank's options for forming beneficial alliances in the future. Also, if consolidation in the banking industry occurs through mergers involving large

Canadian financial institutions, then the competitive banking environment could change significantly, and there would likely be an impact on all financial institutions. However, the impact on the Bank and others can not be determined in advance.

DESCRIPTION OF THE BUSINESS

General

The Bank operates only in Canada and is the largest Schedule I bank with branches located exclusively in the western provinces. A comprehensive range of personal and commercial banking and trust services is provided. At October 31, 2003 there were 27 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba and 632 full-time and full-time equivalent staff employed.

Retail and Commercial Banking and Trust Services

Three Regional Vice Presidents and a Vice President in real estate lending and trust operations have the overall responsibility for retail and commercial banking operations and trust operations. There are twelve branches in Alberta, eleven branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are two additional banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which process only deposits gathered through a network of agents operating throughout Canada. Through CWT's Vancouver and Calgary locations, self-directed RRSPs and RRIFs, and corporate and group trust services are provided to individuals, independent financial advisors, consultants and institutions.

Retail banking services are aimed at the saver and investor with emphasis placed on a variety of competitively priced deposit products. Retail customers have access to their accounts through the Bank's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct®, an internet PC banking system. Competitively priced consumer loans and mortgages are offered to customers. During 2003, the Bank began offering personal and business credit cards through an agreement with MBNA Canada Bank. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee based share purchase plan and savings plan services. CWT's deposit products are also sold through the Bank's branch locations.

Commercial banking services are divided into three major categories: general commercial banking, real estate lending and industrial lending. In addition, the Bank has a dedicated group in Calgary that specializes in energy related loans. Commercial banking includes current accounts, lines of credit and operating and term loans. Real estate lending includes loans for commercial premises as well as construction and development loans. Industrial lending consists primarily of term loans on equipment and financial leasing activities. The Bank has also developed a portfolio of loans, identified internally as corporate loans, through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

It is the Bank's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of common equity plus retained earnings, excepting government risk and loans secured by cash or cash equivalents. Customers with larger borrowing requirements may be accommodated through syndication of loans with other financial institutions.

Competition

Competition mainly comes from chartered banks, credit unions, trust companies and other regionally-based financial institutions. The Bank operates in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision making. The ongoing restructuring of the major chartered banks and the legislative changes approved for the Canadian financial sector may provide additional competitive opportunities for the Bank.

Environment

The Bank is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, the Bank factors environmental risk into its credit evaluation procedures and property acquisitions, to ensure that the Bank's interests are reasonably protected. To date these environmental risks have not had any material effect on the Bank's operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Comparability of Data

During the year ended October 31, 2003, the Bank issued conventional subordinated debentures with a combined face value of $65 million.

During the year ended October 31, 2002 the Bank redeemed two conventional subordinated debentures totalling $10 million at face value plus accrued interest.

During the year ended October 31, 2001 the Bank issued 1.1 million common shares for gross cash proceeds of $29.4 million.

Dividend Policy and Restrictions

Dividends are payable on the Bank's common shares if, as and when declared by the Board of Directors of the Bank. Although it is the present intention of the Board of Directors to increase the frequency of dividend declarations in 2004 from semi-annual to quarterly, the Board is not required to declare or pay dividends on the Bank's common shares.

The Bank is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or that payment would cause the Bank to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given to the Bank with respect to such matters by the Superintendent.

MARKET FOR SECURITIES

The common shares of the Bank and the 5.50% convertible subordinated debentures are listed on the Toronto Stock Exchange ("TSX").

DIRECTORS AND OFFICERS

The following table sets out the name, position with the Bank, municipality of residence of each executive officer of the Bank who is not also a director of the Bank and how long the individual has been employed by the Bank, as at December 31, 2003:

Officers of the Bank

Name	Position with the Bank	Municipality of Residence	Employed Since
William J. Addington	Executive Vice President	Edmonton, Alberta	1986
Tracey C. Ball	Senior Vice President & Chief Financial Officer	Edmonton, Alberta	1987
S. Wayne Bamford	Vice President and Regional Manager	Calgary, Alberta	1995
William A. Book	Vice President and Regional Manager	Edmonton, Alberta	1991
Chris H. Fowler	Vice President, Credit Risk Management	Edmonton, Alberta	1991
David R. Gillespie	Vice President & Chief Inspector	St. Albert, Alberta	1985
Michael N. Halliwell	Vice President and Regional Manager	Calgary, Alberta	1990
Don Kemp	Senior Vice President, Credit Risk Management	Edmonton, Alberta	1989
Uve Knaak	Vice President, Human Resources	Sherwood Park, Alberta	1989
Allister J. McPherson	Executive Vice President	Edmonton, Alberta	1997
Ricki L. Moffat	Treasurer	Edmonton, Alberta	1989
David R. Pogue	Vice President Marketing & Product Development	Edmonton, Alberta	2002
Rod W. Sorbo	Vice President and Regional Manager	Delta, British Columbia	1994
Michael Vos	Chief Technology Officer	Edmonton, Alberta	1987
John (Jack) C. Wright	Vice President	Edmonton, Alberta	1990
Raymond L. Young	Vice President, Real Estate Lending	Vancouver, British Columbia	1990

All of the above officers have held as their principal occupation the position of Vice President or higher within the Bank for at least the last five years except for the following:

- Mr. Book was appointed Vice President in June 2000 and was appointed to his current position in June 2001. Mr. Book has been employed with the Bank since November 1991 and held the position of Senior Assistant Vice President and Branch Manager of the Edmonton Main Branch for seven years prior to being appointed Vice President.
- Mr. Fowler has been employed with the Bank since June 1991 and held the position of Assistant Vice President, Corporate Credit until April 1999 and Senior Assistant Vice President, Credit Risk Management from April 1999 until he was appointed Vice President, Credit Risk Management in October 2003.
- Mr. Halliwell has been employed with the Bank since 1990. He held the position of Assistant Vice President and Branch Manager until March 1999 and Senior Assistant Vice President and Branch Manager until he was appointed Vice President in October 2003.

- Mr. Knaak has been employed with the Bank since 1989 and held the position Senior Assistant Vice President, Human Resources until he was appointed Vice President, Human Resources in October 2003.
- Ms. Moffat has been employed with the Bank since 1987 and held the position Senior Assistant Vice President, Treasury and Agent Administration until she was appointed Treasurer in October 2003.
- Mr. Pogue joined the Bank in March 2002 as a Senior Assistant Vice President and was appointed Vice President in June 2002. Prior to joining the Bank, he was employed with Laurentian Bank of Canada for six years, most recently as the Regional Vice President of Retail Financial Services for western Canada.
- Mr. Sorbo has been employed with the Bank since October 1994 and held the position of Senior Assistant Vice President Commercial Banking prior to being appointed Vice President in March 1999.
- Mr. Vos has been employed with the Bank since 1987 and held the position Senior Assistant Vice President, Systems until he was appointed Chief Technology Officer in October 2003.

At October 31, 2003 the directors and senior officers of the Bank, as a group, beneficially owned or exercised direction over 1,192,388 shares or approximately 9 percent of the issued and outstanding common shares.

No directors or officers have been involved in corporate cease trade orders or personal or corporate bankruptcies, within the 10 years before the date of this document, nor are there any existing or potential material conflicts of interest between the directors and officers and the Bank or its subsidiaries.

ADDITIONAL INFORMATION

The Bank will provide to any person or company, upon request to the Secretary of the Bank at the head office of the Bank:

(a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

   (i) one copy of the Bank's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

   (ii) one copy of the comparative consolidated financial statements of the Bank for its most recently completed financial year for which consolidated financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim consolidated financial statements (quarterly shareholders' reports) of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year,

   (iii) one copy of the Bank's Management Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i) , (ii) or (iii), or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of the Bank's securities.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Bank's securities, options to purchase securities and interests of insiders in material transactions, where applicable, can be found in the Bank's Management Proxy Circular issued in connection with the Annual and Special Meeting of Shareholders to be held on March 4, 2004. Additional financial information is provided in the Bank's consolidated comparative financial statements for the year ended October 31, 2003 as contained in the 2003 Annual Report. Copies of the information referred to in this section can be obtained by writing to the Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via our website at www.cwbank.com/investor_relations/default.asp.

04 FEB -5 AM 7:21

ELIGIBILITY CERTIFICATE

To the securities regulatory
authorities in each of:

Alberta
British Columbia
Manitoba
New Brunswick
Newfoundland
Nova Scotia
Ontario
Prince Edward Island
Quebec
Saskatchewan

Canadian Western Bank (the "Bank") hereby certifies that:

1. The Bank has been a reporting issuer under the Securities Legislation of the Jurisdiction for the 12 calendar months immediately preceding the filing of its AIF in the Jurisdiction; and

2. The Bank has a current AIF.

In this Certificate all defined terms which are not otherwise defined herein are defined in National Instrument 44-101 of the Canadian Securities Administrators.

DATED this 20th of January, 2004

CANADIAN WESTERN BANK

Tracey C. Ball, C.A
Senior Vice President
and Chief Financial Officer